[LETTERHEAD]

Northstar Electronics, Inc.

409 Granville Street, Suite 1455

Vancouver, B.C., Canada V6C 1T2

Phone: 604-685-0364

August 15, 2008

Mr. Terry French

Assistant Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Your letter of July 17th,2008

Dear Mr. French,

As you requested, we will file forthwith an amended 10-KSB for the year ended December 31st,2007 with the appropriate disclosures to report on our management’s assessment of internal controls over financial reporting.

Yours truly,

/s/ Wilson Russell

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Wilson Russell

President, Principal Financial Officer